

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«28» February 2005
№ 1101/1231

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Information about decisions taken by Board of Directors (Supervisory Council) of the Issuer;

– Information about share issue.

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

3/21

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Information that can significantly affect the value of the Issuer's shares

«Information about decisions taken by Board of Directors (Supervisory Council) of the Issuer»

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».

2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.

3. Identification tax number of the issuer: 5000001042.

4. Unique code of the issuer: 1439.

5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html

6. Date of holding the meeting of the Bank's Supervisory Council: 04.02.2005.

7. Date of compilation and number of the minutes of the Bank's Supervisory Council meeting: 08.02.2005, # 4.

8. The content of decisions taken by the Bank Vozrozhdeniye's Supervisory Council:

8.1. To open branch BALASHIHINSKIY of the Bank Vozrozhdeniye (OAO) at the following address: Savvinskoye shosse 4-2, Zheleznodorozhny, Moscow Region, 143980.

8.2. To approve Regulations on branch BALASHIHINSKIY of the Bank Vozrozhdeniye (OAO).

8.3. To grant the power to sign Regulations on branch BALASHIHINSKIY of the Bank Vozrozhdeniye (OAO) to Yuriy Mikhajlovich Marinichev, Chairman of the Bank Vozrozhdeniye's Supervisory Council.

8.4. To instruct the Management Board of Bank Vozrozhdeniye (OAO) to prepare the documents on agreement of nominees for the positions of general managers and chief accountant at the new branch, and forward them to the main territorial department for Moscow-city of Central Bank of the Russian Federation.

8.5. To instruct the Management Board of Bank Vozrozhdeniye (OAO) to formulate a solution on financing a project on opening of the branch Balashihinskiy in accordance with the feasibility study.

Deputy Chairman
of Bank Vozrozhdeniye (OAO) (*signature*) A.V.Dolgopolov

08.02.2005

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Message about material facts.

«Information about share issue»

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. Code of material fact: 0800143911052004
6. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
7. Name of the periodical edition used by the issuer for publishing messages about material facts: newspaper «Daily news. Moscow Region».

8.1. Category (type), series and other identification characteristics of securities: ordinary non-documentary registered shares (these shares are similar to those with the individual state registration number 10101439B).
8.2. The number of placed shares and nominal value of each placed share: 1,999,941 (one million nine hundred ninety nine thousand nine hundred and forty one) ordinary non-documentary registered shares with nominal value RUR 10 (ten) each.
8.3. The method of share offering: conversion of preference convertible non-documentary registered shares (state registration number 20101439B) with nominal value RUR 10 each, being in possession of shareholders according to the shortlist compiled on the basis of data of the Bank's shareholders Register.
8.4. Other terms and conditions of placing shares defined by the decision on their offering: in the process of placement the preference convertible non-documentary registered shares placed previously shall be substituted for the newly issued ordinary non-documentary registered shares and cancelled upon registration of the issue results. As a result of the above issue, the authorized capital will not be increased.
8.5. Share offering shall not be followed by registration of the prospectus. Bank Vozrozhdeniye (OAO) discloses information in the form of messages about the material facts (Information about share issue) at the stage of taking decision on placement and approval of the decision on share offering, at the stage of state issue registration and state registration of the issue results report.
8.6. Shareholders (holders of preference convertible non-documentary registered shares) shall be notified of the starting date of conversion and of the term of conversion by forwarding them a written notice by registered letter and publishing an information message in newspaper «Daily news. Moscow Region».
8.7. The Issuer's governing body, which took decision on share offering and approved decision on share issue: Supervisory Council of Bank Vozrozhdeniye (OAO).
8.8. Date of holding the meeting of the Issuer's governing body, where the decision on share offering was taken: February 4th 2005.
8.9. Date of drawing up and number of the minutes of the Issuer's governing body meeting, where the decision on share offering was taken: February 8th 2005.

Deputy Chairman
of Bank Vozrozhdeniye (OAO) (*signature*) A.V.Dolgopolov

08.02.2005

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